SECUR 09042037 ION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG - 2009
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52119

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/08 (MM/DD/YY) AND ENDING 5/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Castle Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond Giovanniello, CPA
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ______________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW CASTLE FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS

MAY 31, 2009

NEW CASTLE FINANCIAL SERVICES, LLC

MAY 31, 2009

TABLE OF CONTENTS

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raymond Giovanniello, CPA
Rockville Centre, NY
July 27, 2009

NEW CASTLE FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2009

ASSETS	
Cash	$95,740
Due from broker	141,684
Deposit with clearing organization	102,520
Securities owned, at fair value	103,974
Fixed assets at cost, less accumulated depreciation of $100,624 (Note 2)	143,380
Miscellaneous receivables	35,782
Other assets	41,731
Total assets	$664,811
COMMITMENTS AND CONTINGENCIES (Note 5)	
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$280,126
Members' equity	384,685
Total liabilities and members' equity	$664,811

The accompanying notes are an integral part of these financial statements

NEW CASTLE FINANCIAL SERVICES, LLC
STATEMENT OF INCOME (LOSS)
FOR THE FIVE MONTHS ENDED MAY 31, 2009

Revenues:	
Commissions	$1,614,481
Miscellaneous income	2,040
Interest	881
Total revenues	1,617,402
Expenses:	
Commissions and other employee compensation and benefits	1,037,476
Registration and clearance fees	193,683
Occupancy (Note 5)	73,000
Communications and data processing	38,929
Interest	2,905
Other expenses	390,617
Total expenses	1,736,610
Net loss	($119,208)

The accompanying notes are an integral part of these financial statements

NEW CASTLE FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE FIVE MONTHS ENDED MAY 31, 2009

Balance, January 1, 2009 (Note 6)	$313,893
Capital contributions	190,000
Net loss	(119,208)
Balance, May 31, 2009	$384,685

The accompanying notes are an integral part of these financial statements

NEW CASTLE FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
FOR THE FIVE MONTHS ENDED MAY 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($119,208)
Adjustment to reconcile net income to cash provided by operating activities:	
Depreciation and amortization	16,655
(Increase) decrease in assets:	
Due from broker	(38,721)
Deposit with clearing organizations	(30,233)
Securities owned, at fair value	156,656
Miscellaneous receivables	(30,665)
Other assets	(2,700)
Increase (decrease) in liabilities	
Accounts payable and accrued expenses	(46,753)
Net cash used by operating activities	(94,969)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	190,000
Net cash provided by financing activities	190,000
NET INCREASE IN CASH	95,031
CASH, January 1, 2009 (Note 2)	709
CASH, May 31, 2009 (Note 2)	$95,740

The accompanying notes are an integral part of these financial statements

NEW CASTLE FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2009

1. Nature of Business

New Castle Financial Services, LLC was formed 12/12/06 in the state of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

Basis of presentation - The Company is engaged as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory.

Revenue recognition – Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date, unless the difference between settlement and trade date is significant to the Company's financial statement.

Income Taxes - The Company is a single member LLC and is treated as a disregarded entity for tax purposes. No provision has been made for federal and state income taxes since these taxes are the responsibility of its member.

Depreciation – Depreciation is primarily using the straight line method over the estimated useful life of the assets.

Estimates – The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Statement of cash flows – For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NEW CASTLE FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2009

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital requirements and require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-1). At May 31, 2009, the Company had net capital of $95,711 which was $77,036 in excess of its required net capital of $18,675. The Company's net capital ratio was 2.93 to 1.

4. **Concentrations of Credit Risk**

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. **Commitments and Contingencies**

Occupancy

The Company has a lease for office space at its main location in Melville, NY. The lease was renegotiated and the base rent was reduced to $12,500 per month for the period ending November 2009 and $13,125 per month until lease expiration in November 2010.

The Company also leases office space on a month to month basis at its New York City location. Rental expense for the five months ending May 31, 2009 was $73,000.

The Company's future minimum lease commitments under its rental lease is as follows:

Twelve Months Ending May 31,	
2010	153,750
2011	78,750

NEW CASTLE FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2009

5. **Commitments and Contingencies (continued)**

Regulatory and Legal Matters

Legal counsel has advised us that the Securities and Exchange Commission sent a "Wells letter" on November 10, 2008 notifying the Company that the SEC is considering bringing a civil injunctive action alleging that the Company violated Section 17(a) of the Securities Act of 1933, Sections 10(b) and 15(c) of the Securities Exchange Act of 1934, and Exchange Act Rules 10b-3 and 10b-5. The SEC's also considering authorizing but delaying the institution of public administrative proceedings pursuant to Section 15(b)(4) of the Securities Exchange Act of 1934.

Essentially the threatened action concerns the alleged excessive trading activity and commissions in 17 customer accounts. The SEC is considering disgorgement of all ill-gotten gains plus prejudgment interest on those gains, and civil penalties pursuant to Section 20(d) of the Securities Act and Section 21(d) of the Exchange Act up to $2,100,000.

The Company communicated an offer of a substantially lesser amount, premised upon a financial inability to pay. The SEC is in the process of reviewing the Company's financial disclosure submission in order to evaluate the offer. These factors raise substantial doubt about the Company's ability to continue as a going concern is dependent on the acceptance of the offer by the SEC. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Legal counsel has advised us that FINRA issued a "Wells letter" dated March 27, 2009 notifying the Company that FINRA's enforcement department has made a preliminary determination to recommend that a formal disciplinary action be brought against the Company, citing numerous findings, as a result of FINRA's audit examination for 2007 and 2008.

Legal counsel has advised us that a claimant filed a Statement of Claim dated September 4, 2008 seeking compensatory damages of approximately $1,500,000 plus punitive damages, interest and attorney's fees, for breach of fiduciary duty, fraud, negligence, breach of contract and unsuitability.

NEW CASTLE FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2009

6. **Prior Period Adjustment**

During the audit of the May 31, 2009 financial statements, it was discovered that the asset account's "miscellaneous receivables" and "due from broker" were overstated by $106,245 and $96,030 respectively as of December 31, 2008. The net effect of these adjustments resulted in a $202,275 decrease in member's equity as of December 31, 2008.

RAYMOND GIOVANNIELLO
Certified Public Accountant

100 Merrick Road-Suite 206West-Rockville Centre, NY 11570
516-887-8414 Fax 516-887-0574

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
New Castle Financial Services, LLC
Melville, NY

We have audited the accompanying financial statements of New Castle Financial Services, LLC, as of and for the five months ended May 31, 2009 and have issued our report thereon dated July 27, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Raymond Giovanniello, CPA
Rockville Centre, NY
July 27, 2009

NEW CASTLE FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MAY 31, 2009

Net capital		
Total members' equity		$384,685
Deductions and charges:		
Non-allowable assets:		
Fixed assets -net	143,380	
Miscellaneous receivable	35,782	
Other assets	41,731	
Total non-allowable assets	220,893	
Blockage charges	55,029	
Total deductions and charges		275,922
Net capital before haircuts on securities positions		$108,763
Haircuts:		
Securities	7,342	
Undue concentration	5,710	
Total haircuts		13,052
Net Capital (Note 3)		$95,711
Aggregate indebtedness:		
Accounts payable and accrued expenses		$280,126
Total aggregate indebtedness		$280,126
Computation of basic net capital requirement:		
Minimum net capital required (Note 3)		$18,675
		$77,036
Excess net capital at 1000% percent		$67,699
Ratio: aggregate indebtedness to net capital		2.93 to 1

The accompanying notes are an integral part of these financial statements

RAYMOND GIOVANNIELLO
Certified Public Accountant

100 Merrick Road-Suite 206West-Rockville Centre, NY 11570
516-887-8414 Fax 516-887-0574

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
New Castle Financial Services, LLC
Melville, NY

In planning and performing our audit of the financial statements and supplemental schedules of New Castle Financial Services, LLC (the "Company"), for the five months ended May 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raymond Giovanniello, CPA
Rockville Centre, New York
July 27, 2009